Media Release 3 August 2023	EXHIBIT 99.8

James Hardie Building Products Announces Exclusive National Relationship with D.R. Horton, “America’s Builder”
The largest hard siding company in North America becomes exclusive hard siding provider to the largest homebuilder in the US

James Hardie Building Products Inc., a subsidiary of James Hardie Industries plc (ASX: JHX; NYSE: JHX), the North American leader in fiber cement home siding and exterior design solutions, is proud to announce a landmark national agreement with D.R. Horton, Inc., the largest homebuilder in the United States. Through this premier relationship, James Hardie is D.R. Horton's national supplier for their hard siding and trim category through December 2026.

The exclusive collaboration solidifies the ongoing relationship between the two industry leaders and promises to bring premier quality and innovative solutions to home construction across the country. “Throughout our company’s history, we have aligned ourselves with like-minded partners who share our passion for creating well-designed homes for every stage of life,” said Paul Romanowski, Co-Chief Operating Officer of D.R. Horton. “We are excited to enter this three-year-plus exclusive siding arrangement with James Hardie and look forward to continuing our shared growth.”

James Hardie, renowned for its superior products and dedication to excellence, shares a common vision with D.R. Horton, making this exclusive partnership a natural fit. Together, they aim to enhance the quality and aesthetics of homes across the nation by integrating siding and trim products by James Hardie into D.R. Horton's homebuilding projects.

"We are thrilled to be the exclusive national provider of hard siding and trim for D.R. Horton’s home developments," said Sean Gadd, President of James Hardie North America. "Through this renewed relationship, customers will now be able to personalize their home with the vast inventory of exterior products available from James Hardie, combined with D.R. Horton’s best-in-class construction and design. Our commitment to delivering high-quality, durable siding products and exterior design solutions fits perfectly with D.R. Horton's mission to provide exceptional homes to their valued customers."

D.R. Horton's distinguished reputation in the housing market has been well-established, maintaining its status as the largest homebuilder in the United States since 2002. Recently, D.R. Horton reached an extraordinary milestone by celebrating the closure of its one millionth home, a testament to the company's dedication to excellence over its illustrious 45-year history.

Expanding its presence from 78 markets across 28 states in 2013 to an impressive 113 markets in 33 states today, D.R. Horton has significantly increased its output, building more than triple the number of homes during this period. The company anticipates closing over 82,000 homes in their fiscal 2023.

The collaboration between James Hardie and D.R. Horton promises to redefine standards for home construction, bringing together the expertise of two industry leaders to create homes that are both aesthetically appealing and built to last.

For more information about James Hardie Building Products Inc., visit www.jameshardie.com.

Media Release 3 August 2023

James Hardie Building Products Inc.
James Hardie is the North American leader in fiber cement home siding and exterior design solutions. Hardie® products offer long lasting beauty and endless design possibilities with trusted protection and low maintenance. As the #1 producer and marketer of high-performance fiber cement building solutions, James Hardie offers siding and accessories for every style. Hardie® products are non-combustible and stand up to weather and time while empowering homeowners and building professionals to achieve the home of their dreams. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. The company proudly employs a diverse workforce of over 3,000 employees across operations in North America.

For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.

Connect with James Hardie on social media:

Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
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Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

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